Exhibit 99.2

ACTION OF THE BOARD OF DIRECTORS OF

GLOBETEL COMMUNICATIONS CORP.

BY UNANIMOUS WRITTEN CONSENT

THE UNDERSIGNED, constituting all of the members of the Board of Directors of GlobeTel Communications Corp., a Delaware corporation (the “Company”), hereby waive any and all requirements for notice of the time and place of a special meeting of the Board of Directors and do hereby agree and consent in writing, without a meeting and in lieu of a special meeting thereof, as of February 9, 2004, pursuant to the Delaware General Corporation Law, to the following resolutions:

WHEREAS, the Company created a plan pursuant to corporate resolutions dated September 26, 2003, to pay certain of the Company’s officers in lieu of salary and to pay certain of our individual lenders, to be administered by the Board of Directors as it may deem necessary and appropriate, and it is in the best interest of the Company to issue common stock and/or options under such plan (the “Plan”);

RESOLVED, that 9,100,000 shares of the Company’s common stock are hereby authorized to be issued to Przemyslaw Kostro, Chairman of the Board of Directors of the Company, under the Plan, based on the estimated value of $.0467 per restricted share, as compensation to Mr. Kostro for Mr. Kostro’s forgiveness of an aggregate of $425,000 in loans made by Mr. Kostro to the Company and its predecessor between 2001 and 20031;

FURTHER RESOLVED, that all such shares of common stock noted in the foregoing resolution to be issued to Mr. Kostro will be fully paid and non-assessable shares of common stock and shall be represented by a certificate which shall bear a restrictive legend in substantially the following form:

“These securities have not been registered under the Securities Act of 1933, as amended. They may not be sold or transferred in the absence of an effective Registration Statement under the Act without an opinion of counsel satisfactory to the Company that such Registration is not required.”

FURTHER RESOLVED, that the appropriate officers of the Company be and are hereby directed to issue and deliver to Mr. Kostro an appropriate stock certificate reflecting ownership of such shares noted in the foregoing resolutions;

FURTHER RESOLVED, that an appropriate officer(s) of the Company, or any person or persons hereafter and from time to time designated by said officer(s), is hereby authorized, empowered and directed for, in the name and on behalf of the Company, to do all such acts and things and to execute such documents, agreements, and certificates in the name of and on behalf of the Company, and to deliver or file such documents, agreements and certificates when executed, and to take all such other action, with any such person, as is necessary to effectuate the foregoing resolutions, and to pay all filing fees and other fees, expenses and charges as they, or any of them, may deem necessary, proper or advisable to effectuate the foregoing resolutions and the full intent and purposes thereof, and to the extent previously executed and delivered and paid, any such act, action, payment, execution or delivery shall be and hereby is ratified and affirmed.

DIRECTORS:

/s/ Przemyslaw L. Kostro
Przemyslaw L. Kostro

/s/ Timothy M. Huff
Timothy M. Huff

/s/ Mitchell A. Siegel
Mitchell A. Siegel

/s/ Jerrold R. Hinton
Jerrold R. Hinton

/s/ Leigh A. Coleman
Leigh A. Coleman

[1]	Mr. Kostro abstains from voting on this resolution.

2